News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    Cinram International Income Fund Extends Small Unitholder Program

    TORONTO, Feb. 22 /CNW/ - Cinram International Income Fund (the "Fund")
(TSX: CRW.UN) today announced an extension to the small unitholder selling program (the "Program") that enables registered and beneficial unitholders who owned 99 or fewer units of the Fund as of December 20, 2006, to sell their units without incurring any brokerage commission. The Program's aim is to reduce unitholder servicing and other related costs. Cinram has retained
Georgeson Shareholder Communications Canada Inc. ("Georgeson") to manage the
Program and to handle transactions and payment. The sale of units will be executed through the Toronto Stock Exchange.
    The voluntary Program which initially began on December 22, 2006, has been extended and will expire at 5 p.m. ET on March 22, 2007. The Program is designed to assist eligible registered holders (and beneficial holders of units held in nominee form) in selling their units without incurring any brokerage commissions. Payment for units sold under the Program will be mailed approximately five business days after the sale. More information about the
Program, including participation documents, will be forwarded to eligible unitholders in the coming weeks.
    All units received through the Program will be gathered into board lots
(100 or more units) and sold no later than 12 p.m. on the next business day on the TSX. The price of the units will be set at the average price received for all units sold on a given day. For the convenience of unitholders who are residents of the United States, the proceeds will be converted into U.S. funds at the prevailing conversion rate at the time of sale.
    Cinram is pleased to make this voluntary Program available to its unitholders; however, the Fund makes no recommendation as to whether eligible unitholders should participate in the Program. The decision to participate should be based upon the unitholders' particular circumstances. Eligible unitholders may wish to obtain advice from their financial advisor prior to participating.
    For questions about the Program, please contact Georgeson Shareholder
Communications Canada Inc. toll-free at 1-866-568-7418 or collect at (416)
847-7147 outside of North America.

    About Cinram
    Cinram International Inc., an indirect wholly-owned subsidiary of the
Fund, is the world's largest provider of pre-recorded multimedia products and related logistics services. With facilities in North America and Europe,
Cinram International Inc. manufactures and distributes pre-recorded DVDs, VHS video cassettes, audio CDs, audio cassettes and CD-ROMs for motion picture studios, music labels, publishers and computer software companies around the world. The Fund's units are listed on the Toronto Stock Exchange under the symbol CRW.UN and are included in the S&P/TSX Composite Index. For more information, visit our website at www.cinram.com.

    %CIK: 0000908262

    /For further information: Lyne Beauregard Fisher, Cinram International,
Tel: (416) 321-7930, lynefisher(at)cinram.com; Aidan Kelly, Georgeson Shareholder
Communications Canada, Tel: (416) 862-8088, aidan.kelly(at)georgeson.com/
    (CRW.UN.)

CO:  Cinram International Income Fund

CNW 09:36e 22-FEB-07